PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY WASHINGTON D.C.

July 6, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyanna Peyser
Ta Tanisha Meadows
Angela Lumley

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 10 Filed May 3, 2023 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 1, 2023, relating to the Company’s Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on May 3, 2023 (“Post-Qualification Amendment No. 10”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 11”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. All page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 10.

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Securities and Exchange Commission

July 6, 2023

Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A Filed on May 3, 2023

Offering Summary, page 2

1.	We note your statement that "[i]n many instances, said lender will have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by its interest in the Underlying Asset and the right to convert into the unsold portion of the offering prior to being fully funded." Please describe the types of revenue that may be generated by the lender's interest in the Underlying Asset prior to being fully funded. Please revise your disclosure on page 130 as well.

In response to the Staff’s comment, the Company advises the Staff that the types of revenue potentially generated by the Underlying Asset prior to the Offering being fully funded is the same as after an Offering is closed – principally, race winnings. In addition, in response to the Staff’s comment, the Company has revised its disclosures on page 130 to further describe the types of revenue that may be generated by the lender's interest in the Underlying Asset prior to being fully funded.

2.	Please include a definition of the term “Member.”

In response to the Staff’s comment, the Company has revised its disclosures to include a definition of “Member.”

3.	Where you discuss the Use of Proceeds, please revise to prioritize the disclosure that reflects your current, re-organized Fees and Expenses. To the extent applicable, please quantify any fixed fee percentages. For example, the Management & Due Diligence Fee appears to be fixed at 15% of gross cash proceeds, and the Organizational and Experiential Fee appears to be fixed at 7.50% of gross cash proceeds. Additionally, with respect to the Organizational and Experiential Fee, we note your disclosure on page 5 that "[t]his fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors)." To the extent you are or will be offering such discounts, please fully describe the differentiated pricing or terms. See Rule 251(a)(1).

In response to the Staff’s comment, the Company advises the Staff that it has revised the Use of Proceeds disclosures on page 5 in an effort to clarify and prioritize the Company’s disclosures for its Fees and Expenses. The Company acknowledges Rule 251(a)(1) and advises the Staff that, in the event that the Company does offer discounts or a deviation from the Company’s disclosed Fees and Expenses, then such disclosures related thereto will be memorialized in the description of the corresponding Series in which the respective discount or deviation applies.

Risk Factors, page 13

4.	Please add a risk factor that explains the material risks associated with distribution rights and distributable cash, making clear that investors may never receive any return on investment. In that light, please quantify the amount that you have returned to investors to date, if any, and identify the horses and revenue generating events that are responsible for creating the distributable cash.

In response to the Staff’s comment, the Company advises the Staff that it has incorporated the requested risk factor. The Company supplementally advises the Staff that distributed cash is disclosed in the consolidated financial statements and the financial statements of each Series under the line item “Distribution from Horse Series.” Distributed Cash for the fiscal year ended December 31, 2022 and 2021, was $3,656,230 and $1,731,559, respectively. During 2023 to date, an additional  $716,860 has been distributed for an aggregate $4,373,070, as shown on page F-96.

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Securities and Exchange Commission

July 6, 2023

5.	Please add a risk factor that explains that if the company cannot secure additional short-term capital, it may cease operations, as you do on page 99.

In response to the Staff’s comment, the Company advises the Staff that it has incorporated the requested risk factor.

The cost of racing is unpredictable and speculative ...., page 19

6.	We note your risk factor indicating that inflation could increase operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

In response to the Staff’s comment, the Company has experienced a slight increase in training and care costs, which may result in the Company requiring an increase in reserved funding for future offerings. Notwithstanding the foregoing, the Company has not experienced such pressures that materially impact the Company’s operations. The Company has updated its risk factor accordingly.

Series may only own a minority interest in Underlying Assets ..., page 20

7.	We note your disclosure in this risk factor and the last sentence of the "Market Shortages" risk factor that indicate that the Company/Manager may be dependent on the majority owners' decisions and could have limited control over the horses. However, we also note your disclosure that you "only [enter] into Co-Ownership Agreements that empower the Manager to have major decision rights and access to all key stakeholders and key information regarding the horse" and "no Series will hold underlying assets in which the Manager has limited or no management control." Please revise your disclosure throughout the offering circular for consistency and accuracy in this regard. Also disclose who among the co-owners of a Series is responsible for executing decisions, once such decisions are made. Finally, disclose who among the co-owners of a Series makes non-major decisions, including the daily maintenance and care of the horse.

In response to the Staff’s comment, the Company advises the Staff that the Company has clarified its disclosure regarding “Market Shortages” in Post-Qualification Amendment No. 11, being filed by the Company as of the date hereof.

Potential Conflicts of Interest, page 23

8.	Please revise your statement that "[t]his conflict of interest will exist in connection with Company management" to clarify what conflict of interest is being described and between whom it exists. Given that the Manager's compensation is not "determined by arms' length negotiations," include additional disclosure of the manner in which such compensation is determined. Disclose, if true, that the Manager is not obligated to present business opportunities to the Company or Investors.

In response to the Staff’s comment, the Company advises the Staff that the referenced “conflict of interest” being disclosed is in connection with the compensation paid to the Manager and between the Manager, the Company, and the Investors. The foregoing disclosures and further clarification have been incorporated into the Post-Qualification Amendment No. 11, being filed by the Company as of the date hereof. Lastly, pursuant to the Company’s Operating Agreement, the Manager does not have a fiduciary duty or obligation to present any business opportunities to the Company or Investors. Instead, the Manager is permitted to conduct or be involved in business opportunities with or without notice to the Company or its Investors.

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Securities and Exchange Commission

July 6, 2023

Use of Proceeds, page 26

9.	Please define "bloodstock fee" and "use tax" and include an explanation for the variation in such fees.

In response to the Staff’s comment, the Company advises the Staff that the terms “bloodstock fee” and “use tax” have been defined and explained as set forth in Post-Qualification Amendment No. 11.

Horse Reserve Funds, page 99

10.	We note your statement on page 104 that "[t]he cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through the time period set forth in the table above." However, it does not appear that the table indicates such time period. Please revise.

In response to the Staff’s comment, the Company has revised its disclosures to clarify that the reference is to the table in “Liquidity and Capital Resources” section set forth on page 100.

Plan of Operations, page 121

11.	We note your statement that "[d]uring the year ended December 31, 2022, series accrued race winnings totaling $4,331,342." Please disclose how many horses and races are responsible for the race winnings. Additionally, please quantify any distributable cash that was distributed to investors from such winnings.

In response to the Staff’s comment, the Company directs the Staff to its response to Comment No. 4 as it relates to distributed cash and further advises the Staff that the race winnings can be found beginning on page 69 on a series-by-series basis. Revenues listed are the winnings, and the Stallion Fees paid to Authentic, as indicated. Distributable Cash is generally a combination of revenues, proceeds from a sale, unused operating expense reserves, and other items as applicable. As shown on page F-115, the Distributions from horse series for the year ended December 31, 2022 was $3,656,230.

Plan of Distribution and Subscription Procedure, page 122

12.	Please disclose the names of the persons affiliated with you and/or Experiential Squared, Inc. who are offering securities and relying upon Rule 3a4-1 and describe the activities performed by such persons.

In response to the Staff’s comment, the Company advises the Staff that as of September 3, 2020, the Interests are sold through Dalmore Group LLC, which acts as the broker/dealer of record and is a registered broker dealer under the Securities Exchange Act of 1934 and a FINRA/SIPC member. The Company has removed the reference to Rule 3a4-1 in the Post-Qualification Amendment No. 11, being filed by the Company as of the date hereof.

Description of the Business, page 128

13.	We note your statement that "[t]he Company, in collaboration with the manager, Experiential, has quickly emerged as one of the most successful stables in horse racing over the past several years." Please revise to provide support for this statement and clarify the standard by which "success" is measured, including the relative success rates of any competitor stables.

In response to the Staff’s comment, the Company advises the Staff that historically horses under its control have won, as of the year ended December 31, 2022, 129 races out of 704 races entered for a winning percentage of 18%, as well as finishing “in the money” (defined as 1st, 2nd or 3rd) approximately 48% of the time. Based on those data points and its understanding in the market and its experience (and without a separate, reliable data source that tracks global horse winning race data by stable/ownership group), it believes it is one of the most successful stables in horse racing over the past several years. MyRacehorse was named the 2020 “New Owner of the Year” by the New York Thoroughbred Breeders.” The award “recognizes a new Thoroughbred owner who has been successful in the sport and has had a positive impact on the industry.”

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Securities and Exchange Commission

July 6, 2023

14.	We note your statement that "[t]he Company has recorded over 100 wins and won two of the most prestigious races in the sports, the Kentucky Derby and Breeders Cup Classic." Please revise to state how many races the company has entered and state the year(s) in which the company won the Kentucky Derby and Breeders Cup Classic.

In response to the Staff’s comment, the Company directs the Staff to its response to Comment No. 13 and supplementally advises the Staff that the Kentucky Derby and Breeders’ Cup Classic wins were in 2020 (both by Authentic).

Government Regulation, page 133

15.	We note your risk factor disclosure on pages 18 and 19 that mention regulatory conditions, including the ability of foreign investors to acquire horses, the federal income tax treatment of racing and related activities and the continuation or expansion of legalized gambling as well as the potential for government intervention, government regulations, and that horse racing is regulated in various states. To the extent applicable, please revise this section to describe any relevant government regulation.

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosures to further disclose relevant government regulation.

Executive Officers, Directors and Significant Employees of the Manager, page 138

16.	We note your statement that the "Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require." If any of the persons identified in this section are part-time employees of the Manager, please disclose the number of hours per week they work for the Manager. Refer to Item 10(a) of Form 1-A.

In response to the Staff’s comment, the Company advises the Staff that its officers, directors and significant employees all devote their full time to Manager, except for Amber Jain and Roderick Wachman who are consultants who dedicate a minimum of 30 hours per week on average to Manager.

Management

Manager

Background of Officers and Directors of the Manager, page 138

17.	Please revise to ensure that you disclose the business experience of each officer and director during the past five years, including the names of any business, corporation or organization in which such business experience/employment took place. Refer to Item 10(c) of Form 1-A.

In response to the Staff’s comment, the Company advises the Staff that the backgrounds for the Officers and Directors and Significant Employees of the Manager have been revised in compliance with Item 10(c) of Form 1-A.

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Securities and Exchange Commission

July 6, 2023

Compensation, page 141

18.	Please also include the disclosure required by Item 11 of Form 1-A with respect to the directors and executive officers of the Manager.

In response to the Staff’s comment, the Company currently does not have any employees nor does it currently intend to hire any employees who will be compensated directly. The Chief Executive Officer of the Company’s Manager plus other employees of the Manager, manage the Company’s day-to-day affairs, oversee the review, selection and recommendation of underlying assets, service acquired assets and monitor the performance of these assets to ensure that they are consistent with the Company’s business objectives pursuant to the terms of the Management Agreement. Each of these individuals receives compensation for his or her services, including services performed for the Company on behalf of the Manager, directly from Experiential Squared, Inc. and not the Company. Although the Company may indirectly bear some of the costs of the compensation paid to these individuals, through fees it pays to the Manager, the Company does not, and does not intend to pay any compensation directly to these individuals. As such, the Company believes its disclosure meets the requirements of Item 11 of Form 1-A.

Principal Interest Holders, page 142

19.	Please identify the natural person(s) with investment and voting control of the Manager.

In response to the Staff’s comment, the Company advises the Staff that Michael Behrens is the person with investment and voting control of the Manager as its majority shareholder, director and Chief Executive Officer.

Index to Financial Statements, page 153

20.	As you state on page 2, the purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not an investment in the Company as a whole. In order for investors to assess the performance of their investment, please revise the financial statements for My Racehorse CA LLC to also include financial statements for each Series. In addition, please have your auditor revise their report to opine on the financial statements for My Racehorse CA LLC, in total, and each Series.

In response to the Staff’s comment, the Company has revised its financial statements and auditor report accordingly. The Company further advises the Staff that it has filed an amended Form 1-K Annual Report with such revised financial statements concurrent with the filing of this response and Post-Qualification Amendment No 11.

General

21.	We note that certain of your offerings include ownership by MyRacehorse CA LLC Series Edge Racing Classic Colt Package, a wholly owned series of the company. Please file the Series Edge series agreement as an exhibit to this post-qualification amendment. Revise the offering circular to include a chart that shows which horses and at what percentages Series Edge owns. Additionally, please describe the future plans and operations of Series Edge, tell us what consideration you gave to any Investment Company Act issues that may result from your series' investment in horses, and tell us what consideration you gave to listing Series Edge as a co-issuer. Upon reviewing your response, we may have additional comments.

In response to the Staff’s comment, the Company advises the Staff that “Series Edge” is the brand name My Racehorse CA LLC gives to its Series offerings conducted under 506(c) of Regulation D to accredited investors only. Series Edge offerings are not conducted under Regulation A and, as such, agreements related to such offerings are not included in this Form 1-A. Such Series Edge series are not separate entities, but rather they are series under My Racehorse CA LLC (a series LLC) just as all other series conducted under this Offering are.

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Securities and Exchange Commission

July 6, 2023

The reference to Series Edge Racing Classic Colt Package in Post-Qualification Amendment No. 10 is solely to provide clarification to the Staff and holders of Interests that, in the aggregate, the Manager has control over the Underlying Asset by virtue of managing both Series (which are both series of My Racehorse CA LLC); provided that such control percentage is based on the collective ownership held by two Series of the Company.

As it relates to Investment Company Act issues related to “Series Edge”, the Company advises the Staff that it operates such series in the same manner and subject to the same majority control structures as with the series offered under Regulation A.

22.	We note that certain of the Major Decision Rights, as enumerated in the co-ownership agreements, are subject to "Unanimous Vote" of the Co-Owners. Please describe in further detail what "Unanimous Vote" means in these instances.

In response to the Staff’s comment, the Company advises the Staff that for those certain Major Decision Rights enumerated in the co-ownership agreements that are subject to unanimous vote, then each co-owner has the right to vote on such decisions and the ultimate vote must be unanimous in order to proceed.

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Please direct any questions regarding the Company’s response to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC

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